UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

(Amendment No. 12)(1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Avid Bioservices, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05368M106

(CUSIP Number)

John S. Stafford, III

c/o Ronin Trading, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

As previously disclosed in Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) as filed with the Securities and Exchange Commission on November 28, 2017, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian ceased to be members of the Section 13(d) group  and ceased to be Reporting Persons immediately upon the filing of Amendment No. 8.  Further amendments to the Statement on Schedule 13D subsequent to the filing of Amendment No. 8 erroneously continued to included Messrs. Egan, Hancock, McComb, Sargen, Scanlan and Zarrabian as members of the Section 13(d) group subject to the Statement.  This Amendment No. 12 to the Statement on Schedule 13D is being filed to remove Messrs. Egan, Hancock, McComb, Sargen, Scanlan and Zarrabian as members of the Section 13(d) effective as of November 28, 2017.

CUSIP No. 05368M106

1	Name of Reporting Person John S. Stafford, III

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,372,176(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,372,176(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,176(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Ronin Trading, LLC 32-0400192

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,372,176(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,372,176(2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,176(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.1%

14	Type of Reporting Person OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by Ronin Trading, LLC.

CUSIP No. 05368M106

1	Name of Reporting Person Roger Farley

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 310,190(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 310,190(3)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 310,190(3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

CUSIP No. 05368M106

1	Name of Reporting Person Stephen White

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(4)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(4)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IN

(4)     Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

1	Name of Reporting Person SW Investment Management LLC 81-0765824

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531,047(5)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 531,047(5)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 531,047(5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock.187,494 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

CUSIP No. 05368M106

1	Name of Reporting Person SWIM Partners LP 90-0852885

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 343,553(6)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 343,553(6)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,553(6)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 343,553 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Avid Bioservices, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 05368M106

Item 1.   Security and Issuer

This Amendment No. 12 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017, Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017, Amendment No. 7 to the Statement on Schedule 13D filed on October 27, 2017, Amendment No. 8 to the Statement on Schedule 13D filed on November 28, 2017, Amendment No. 9 to the Statement on Schedule 13D filed on February 8, 2018, Amendment No. 10 to the Statement on Schedule 13D filed on February 20, 2018 and Amendment No. 11 to the Statement on Schedule 13D filed on April 6, 2018 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC and SWIM Partners LP, relating to the Common Stock, par value $0.001 per share, of Avid Bioservices, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.   Identity and Background

Items 2(a) through 2(f) are hereby supplemented and amended as follows:

As previously disclosed in Amendment No. 8 to the Schedule 13D  as filed with the Securities and Exchange Commission on November 28, 2017, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian ceased to be members of the Section 13(d) group  and ceased to be Reporting Persons immediately upon the filing of Amendment No. 8 on November 28, 2017.  Further amendments to the Statement on Schedule 13D subsequent to the filing of Amendment No. 8 erroneously continued to included Messrs. Egan, Hancock, McComb, Sargen, Scanlan and Zarrabian as members of the Section 13(d) group subject to the Statement.  This Amendment No. 12 to the Schedule 13D is being filed to remove Messrs. Egan, Hancock, McComb, Sargen, Scanlan and Zarrabian as members of the Section 13(d) effective as of November 28, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	April 9, 2018

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley